Viking Therapeutics, Inc.

12340 El Camino Real, Suite 250

San Diego, CA 92130

January 3, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Viking Therapeutics, Inc.
Registration Statement on Form S-1
Filed December 20, 2017
File No. 333-222202

Ladies and Gentlemen:

Reference is hereby made to the letter submitted via EDGAR by Viking Therapeutics, Inc. (the “Registrant”), dated December 29, 2017 (the “Acceleration Request”), which requested that the Registrant’s Registration Statement on Form S-1 (File No. 333-222202) be declared effective at 4:30 p.m., Eastern Time, on January 3, 2018, or as soon thereafter as practicable. The Registrant hereby requests withdrawal of the Acceleration Request.

Thank you for your assistance. Should you have any questions, please contact our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com.

Sincerely,

VIKING THERAPEUTICS, INC.

By:	/s/ Brian Lian, Ph.D.
Brian Lian, Ph.D.
President and Chief Executive Officer

cc:Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)